Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 18, 2022

Re:	Crush Capital Inc.
Offering Statement on Form 1-A
File No. 024-11293

Dear Ms. Ransom:

On behalf of Crush Capital Inc., I hereby request qualification of the above-referenced Offering Statement on Form 1-A at 4:00 pm, Eastern Time, on Wednesday, July 20, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Darren Marble
Name:	Darren Marble
Title:	Co-Chief Executive Officer